Collins & Aikman Products Co. and Subsidiaries
Ratio of earnings to fixed charges
                                                                      Exhibit 12
(In $ Millions)

                                                    2001        2000          1999        1998      1997
                                                    ----        ----          ----        ----      ----
FIXED CHARGES
Interest expense, net                             $   84.3    $    96.6    $   92.0    $   82.0   $   77.6
Interest income                                        2.0          3.4         2.5         3.7        5.7
                                                  --------    ---------    --------    --------   --------
Interest expense, gross from continuing ops           86.3        100.0        94.5        85.7       83.3
Capitalized interest                                   -            0.1         0.8    0.5 #           -
Interest expense from discontinued operations          -            -           -           -         12.5
                                                  --------    ---------    --------    --------   --------
Total interest expense, gross (a)                     86.3        100.1        95.3        86.2       95.8

Interest portion of rental expense                     9.7          6.9         7.2         5.8        5.1

Pre-tax earnings required to cover preferred
stock dividends and accretion of subsidiary            4.0          -           -           -          -
                                                  --------    ---------    --------    --------   --------
FIXED CHARGES                                     $  100.0    $   106.9    $  101.7    $   91.5   $   88.4
                                                  ========    =========    ========    ========   ========

TOTAL EARNINGS
Pre-tax income from continuing operations         $  (68.3)   $     0.8    $   (1.1)   $    5.2   $    2.9
(Income) loss from equity investees                    0.0          0.7         0.2         0.1       (0.8)
                                                  --------    ---------    --------    --------   --------
Total                                                (68.3)         1.5        (0.9)        5.3        2.1

ADD:
Fixed charges                                        100.0        106.9       101.7        91.5       88.4
Distributed income of equity investees                 -            0.5         -           -          -

SUBTRACT:
Interest capitalized                                   -            0.1         0.8         0.5        -
                                                  --------    ---------    --------    --------   --------
TOTAL EARNINGS                                    $   31.8    $   108.8    $  100.0    $   96.3   $   90.5
                                                  ========    =========    ========    ========   ========

RATIO OF EARNINGS TO FIXED CHARGES                (b)               1.02   (b)              1.05       1.02

Dollar value of deficiency                           (68.3)        (1.7)


(a) - Includes amortization of debt issuance costs

(b) - Earnings for the year were inadequate to cover fixed charges. The dollar value of the deficiency is disclosed.